UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)
RayzeBio, Inc.
(Name of Subject Company)
RayzeBio, Inc.
(Name of Person Filing Statement)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
75525N107
(CUSIP Number of Class of Securities)
Ken Song, M.D.
President and Chief Executive Officer
RayzeBio, Inc.
5505 Morehouse Drive, Suite 300
San Diego, CA 92121
(619) 937-2754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)
With copies to:
Jamie Leigh, Esq.
Ben Beerle, Esq.
Rowook Park, Esq.
Carlos Ramirez, Esq.
Cooley LLP
3 Embarcadero Center
San Francisco, CA 94111
(415) 693-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by RayzeBio, Inc., a Delaware corporation (the “Company” or “RayzeBio”), with the Securities and Exchange Commission (the “SEC”) on January 25, 2024, relating to the tender offer statement on Schedule TO filed with the SEC on January 25, 2024 by Bristol-Myers Squibb Company, a Delaware corporation (“Bristol-Myers Squibb”), and Rudolph Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Bristol-Myers Squibb (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of December 25, 2023, by and among the Company, Bristol-Myers Squibb and, by way of a Joinder dated as of December 26, 2023, Purchaser, to acquire all of the outstanding shares of common stock of RayzeBio, $0.0001 par value per share (the “Shares”) at an offer price of $62.50 per Share in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.
Item 8.	Additional Information.
Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:
1. By deleting the sentence under the section entitled “—Legal Proceedings” on page 33 and replacing it with the following paragraphs:
“As of February 9, 2024, two complaints had been filed in federal court by purported stockholders of RayzeBio challenging certain disclosures in this Schedule 14D-9. The first complaint was filed on February 1, 2024 in the United States District Court for the District of Delaware and is captioned Christopher Taylor v. RayzeBio, Inc., et al., Case No. 1:24-cv-00127-UNA. The second complaint was filed on February 5, 2024 in the United States District Court for the District of Delaware and is captioned Catherine Coffman v. RayzeBio, Inc., et al., Case No. 1:24-cv-00149-UNA. The aforementioned two complaints are together referred to as the “Complaints.” The Complaints name as defendants RayzeBio and each member of the Board (collectively, the “RayzeBio Defendants”). The Complaints allege violations of Section 14(d) and Section 14(e) of the Exchange Act, as well as Rule 14d-9 promulgated thereunder, against all RayzeBio Defendants and assert violations of Section 20(a) of the Exchange Act against the members of the Board. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Transactions; (ii) rescission and/or rescissory damages in the event the Transactions are consummated; (iii) an award of plaintiffs’ expenses and attorneys’ fees; and (iv) disclosure of certain information requested by the plaintiffs. Each of the RayzeBio Defendants intends to vigorously defend these actions.
As of February 9, 2024, RayzeBio had also received eleven stockholder demand letters and one draft complaint, all of which generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed.
Additional lawsuits or demand letters may be filed against or received by RayzeBio, the Board, Bristol-Myers Squibb and/or Purchaser in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company and Bristol-Myers Squibb will not necessarily announce such additional filings.”
2. By replacing the second paragraph under the section titled “—Antitrust Approvals” on page 34 as follows:
“Each of RayzeBio and Bristol-Myers Squibb filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on January 25, 2024. The waiting period under the HSR Act expired on February 9, 2024 at 11:59 p.m., Eastern Time. Accordingly, the condition to the Offer requiring that the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”
Item 9.	Exhibits.
Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:
Exhibit No.	Description
(a)(17)	Joint Press Release issued by Bristol-Myers Squibb Company and RayzeBio, Inc. dated February 12, 2024 (incorporated by reference to Exhibit (a)(5)(xi) to the Schedule TO).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
RayzeBio, Inc.

		By:	/s/ Ken Song
		Name:	Ken Song, M.D.
		Title:	President and Chief Executive Officer

Dated:	February 12, 2024